

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Pkwy
Jacksonville, FL 32218

      Re: Cadre Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1
           Submitted June 15, 2021
           CIK No. 0001860543

Dear Mr. Kanders:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Competitive Strengths, page 3

1.   We note your response to prior comment 1. Please expand your disclosure here and on page 54 to describe your market position across relevant product categories based on the data and information you rely upon.

Risks Related to Our Business, page 5

2.   We note your response to prior comment 2. Please revise the bullet at the bottom of page 5 to provide the anticipated beneficial ownership of Mr. Kanders.

Risk Factors
Risks Related to Our Business
We may lose money or generate less than expected profits on our fixed-price contracts, page 16

3.　　We note your response to prior comment 3. Please expand your disclosure to identify the estimated percentage of the net sales from your Distribution segment that is represented by fixed-price contracts.

Business
Intellectual Property and Trademarks, page 60

4.　　We note your response to prior comment 14, which we reissue in part. Please revise your disclosure to describe your patent portfolio by product category, included the related expiry. Please segregate your issued patents and pending patent applications. Please consider tabular disclosure in addition to the narrative provided. Additionally, please revise to disclose whether the loss of patent protection for patents expiring in 2021 is expected to have a material effect on your business.

Legal Proceedings, page 61

5.　　We note your response to prior comment 13. Please revise to provide the disclosure related to the FTC and DOJ actions under the Legal Proceedings heading.

Certain Relationships and Related Party Transactions, page 75

6.　　We note your response to prior comment 16. Please revise to clarify whether Mr. Kanders was involved in your decisions to engage Kanders & Company with respect to either of the transactions described and, if so, describe the nature of his involvement. Additionally, please disclose whether a committee of your independent directors approved or reviewed the transactions with Kanders & Company.

　　You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:　　Robert L. Lawrence, Esq.